Exhibit 99.1

Cheetah Mobile names Charles Fan as Chief Technology Officer, and announces plan to establish major Silicon Valley presence

Former VMWare executive to deepen Cheetah Mobile’s Silicon Valley roots with R&D focus

SAN FRANCISCO, Feb 17, 2016 - Cheetah Mobile Inc., the world’s leading mobile security and utility app developer, today named Charles Fan as its new Chief Technology Officer.  Charles will lead the global R&D activities for the company.  Based out of Silicon Valley, Charles will also lead the creation of a major presence of Cheetah Mobile in the U.S.  Cheetah Mobile has a goal of growing the Silicon Valley office into its second worldwide headquarters alongside Beijing.

Charles joins Cheetah Mobile from VMware, a leading cloud computing company, where he served as Senior Vice President leading its storage and big data businesses.  Charles was also the founder of VMware and EMC’s China R&D Centers and grew them from 0 to over 1,000 engineers within three years.  Charles started his career as an entrepreneur, co-founding file virtualization startup Rainfinity, which was acquired by EMC in 2005.  Charles is an expert in distributed systems, cloud infrastructure and big data, holding a Ph.D. and M.S. in Electrical Engineering from the California Institute of Technology and a B.E. in Electrical Engineering from Cooper Union.

A successful big data strategy is key to Cheetah Mobile’s next stage of growth.  Cheetah Mobile will establish a major R&D Center in Silicon Valley, to work alongside engineers at other R&D Centers to execute the big data strategy.  This will allow Cheetah Mobile to better attract worldwide talent and serve its more than 567 million mobile monthly active users, 74% of which are outside of China.  Cheetah Mobile currently employs more than 1,400 R&D personnel around the globe.

“I’m thrilled to join one of the fastest-growing mobile companies in the world,” said Cheetah Mobile CTO Charles Fan.  “Cheetah Mobile has succeeded at achieving a truly global footprint, and I’m excited to lead its technology team as it continues its mission of making the mobile experience speedier, simpler, and safer.”

Cheetah Mobile President and former CTO Ming Xu is handing over the CTO role to Charles in order to focus more on overall management of the company.

“We’re delighted to welcome Charles to the Cheetah Mobile family,” said Ming Xu, President of Cheetah Mobile. “I know our big data and R&D are in very capable hands. I’m looking forward to going deeper with Cheetah Mobile’s management and product operations.”

“Combining proven leadership and a deep insight into technology, Charles is the perfect person to lead our technology team, and to take our U.S. presence to the next level,” said Sheng Fu, CEO of Cheetah Mobile. “China and the U.S. are the two centers of the mobile Internet industry today.  As one of the most successful companies to develop business abroad in China’s mobile internet industry, Cheetah Mobile will ramp up our investments in both centers, especially the U.S. market, to connect the global markets, as well as to deliver innovations to our users around the world.”

Cheetah Mobile first established its U.S. operations in early 2014. At present, the company has roughly 50 employees based in the US, across three offices in San Francisco, Silicon Valley, and New York.  The company expects to significantly expand its U.S. operations and hiring over the next two years.

About Cheetah Mobile Inc.

Cheetah Mobile (NYSE: CMCM) is the world’s leading mobile security and utility app developer. Its flagship products include Clean Master, the world’s No. 1 cleaning app, and also CM Security, the world’s top anti-virus and privacy protection app.

Cheetah Mobile is also one of the top three mobile game developers in the world, with its mobile game Piano Tiles 2 having reached the No. 1 ranking in more than 150 countries globally on both iOS and Android.

Its other mission-critical applications include Battery Doctor, CM Locker, Photo Grid, and more. In June 2015, Cheetah Mobile introduced the Cheetah Ad Platform to the global market.

As of September 30, 2015, Cheetah Mobile had approximately 1.942 billion global installations and 567 million global mobile monthly active users. Five of Cheetah Mobile’s products have entered the top 40 in Google Play’s global top app charts.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Press Contact

Josh Ong

+1.626.322.7241

press@cmcm.com